AMENDMENT NO. 7

TO THE

SUBADVISORY AGREEMENT

This AMENDMENT NO. 7 TO THE SUBADVISORY AGREEMENT is dated as of April 30, 2021, by and between SUNAMERICA ASSET MANAGEMENT, LLC (formerly, SunAmerica Asset Management Corp.), a Delaware limited liability company (the “Adviser”), and J.P. MORGAN INVESTMENT MANAGEMENT INC., a Delaware corporation (the “Subadviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to it which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated November 1, 2005, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (the “Portfolios”) of the Trust, as listed on Schedule A of the Subadvisory Agreement;

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Portfolios.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	Schedule A to the Subadvisory Agreement is hereby replaced with Schedule A attached hereto.

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ Sharon French
Name:	Sharon French
Title:	President & Chief Executive Officer

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Ana Brands
Name:	Ana Brands
Title:	Vice President

SCHEDULE A

Effective April 30, 2021

Portfolio(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)

SA JPMorgan Global Equities Portfolio (Tax ID No. 13-7002447)	0.45% on the first $50 million 0.40% on the next $100 million 0.35% on the next $350 million 0.30% over $500 million

SA JPMorgan Diversified Balanced Portfolio (Tax ID No. 95-4572884)	0.40% on the first $50 million 0.30% on the next $100 million 0.25% over $150 million

SA JPMorgan Mid-Cap Growth Portfolio (Tax ID No. 95-4734552)	0.42% on the first $100 million 0.40% over $100 million

SA JPMorgan Equity-Income Portfolio	0.35% on the first $50 million 0.30% on the next $100 million 0.25% on the next $150 million 0.20% on the next $200 million 0.15% over $500 million

SA JPMorgan Emerging Markets Portfolio	0.60% on all assets

SA JPMorgan MFS Core Bond Portfolio (f/k/a Total Return Bond Portfolio)	[OMITTED]

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